                                                                 EXHIBIT (g)(1)
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders ofCorporate Express, Inc.:

  We have audited the accompanying consolidated financial statements and the consolidated financial statement schedule of Corporate Express, Inc. as of March 1, 1997 and March 2, 1996 and for the years ended March 1, 1997, March 2, 1996 and February 25, 1995 listed in the index in Item 14. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corporate Express, Inc. as of March 1, 1997 and March 2, 1996 and the consolidated results of their operations and their cash flows for the years ended March 1, 1997, March 2, 1996, and February 25, 1995, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

Coopers & Lybrand L.L.P.

Denver, Colorado
April 18, 1997

                            CORPORATE EXPRESS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                         MARCH 1,    MARCH 2,
                                                           1997        1996
                                                        ----------  ----------
                        ASSETS
Current assets:
  Cash and cash equivalents............................ $   54,499  $   29,813
  Trade accounts receivable, net of allowance of
   $13,004 and $6,964, respectively....................    494,199     320,483
  Notes and other receivables..........................     55,530      30,046
  Inventories..........................................    187,558     128,803
  Deferred income taxes................................     29,076      18,470
  Other current assets.................................     28,548      27,357
                                                        ----------  ----------
    Total current assets...............................    849,410     554,972
Property and equipment:
  Land.................................................     14,105       8,715
  Buildings and leasehold improvements.................    106,824      38,663
  Furniture and equipment..............................    249,693     130,497
                                                        ----------  ----------
                                                           370,622     177,875
  Less accumulated depreciation........................   (106,891)    (60,744)
                                                        ----------  ----------
                                                           263,731     117,131
Goodwill, net of accumulated amortization of $36,471
 and $16,292, respectively.............................    671,967     333,161
Other assets, net......................................     58,869      18,101
                                                        ----------  ----------
    Total assets....................................... $1,843,977  $1,023,365
                                                        ==========  ==========


   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                                 (IN THOUSANDS)

                                                          MARCH 1,    MARCH 2,
                                                            1997        1996
                                                         ----------  ----------
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable--trade............................... $  292,041  $  177,295
  Accounts payable--acquisitions........................      5,078       2,063
  Accrued payroll and benefits..........................     45,512      26,648
  Accrued purchase costs................................     12,888       3,049
  Accrued merger and related costs......................     18,484      24,880
  Other accrued liabilities.............................     52,012      42,955
  Current portion of long-term debt and capital leases..     29,742      24,389
                                                         ----------  ----------
    Total current liabilities...........................    455,757     301,279
Capital lease obligations...............................     11,545       9,568
Long-term debt..........................................    621,705     153,831
Deferred income taxes...................................     26,819       7,374
Minority interest in subsidiaries.......................     22,015      24,843
Other non-current liabilities...........................     12,529       4,694
                                                         ----------  ----------
    Total liabilities...................................  1,150,370     501,589
Commitments and contingencies (Note 8)
Shareholders' equity:
  Preferred stock, $.0001 par value, 25,000,000 shares
   authorized, none issued or outstanding...............        --          --
  Common stock, $.0002 par value, 300,000,000 shares
   authorized, 126,171,467 and 111,954,350 shares issued
   and outstanding, respectively........................         25          22
  Common stock, non-voting, $.0002 par value, 3,000,000
   shares authorized, none issued or outstanding........        --          --
  Additional paid-in capital............................    646,536     513,358
  Retained earnings.....................................     48,222       8,200
  Foreign currency translation adjustments..............     (1,176)        196
                                                         ----------  ----------
    Total shareholders' equity..........................    693,607     521,776
                                                         ----------  ----------
      Total liabilities and shareholders' equity........ $1,843,977  $1,023,365
                                                         ==========  ==========


   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     YEARS ENDED
                                          ------------------------------------
                                           MARCH 1,    MARCH 2,   FEBRUARY 25,
                                             1997        1996         1995
                                          ----------  ----------  ------------
Net sales................................ $3,196,056  $1,890,639   $1,145,151
Cost of sales............................  2,417,746   1,417,366      855,361
Merger related inventory provisions......        --        5,952          --
                                          ----------  ----------   ----------
  Gross profit...........................    778,310     467,321      289,790
Warehouse operating and selling
 expenses................................    562,879     342,581      219,213
Corporate general and administrative
 expenses................................     95,101      49,742       29,624
Merger and other nonrecurring charges....     19,840      36,838          --
                                          ----------  ----------   ----------
  Operating profit.......................    100,490      38,160       40,953
Interest expense, net....................     26,949      17,968       16,915
Other income.............................        244       1,786          562
                                          ----------  ----------   ----------
  Income before income taxes.............     73,785      21,978       24,600
Income tax expense.......................     33,649      13,766        8,294
                                          ----------  ----------   ----------
  Income before minority interest........     40,136       8,212       16,306
Minority interest (income) expense.......     (1,860)      1,436           69
                                          ----------  ----------   ----------
  Income from continuing operations......     41,996       6,776       16,237
Discontinued operations:
  Loss from discontinued operations......        --          --           327
  Loss on disposals......................        --        1,225          --
                                          ----------  ----------   ----------
  Income before extraordinary item.......     41,996       5,551       15,910
Extraordinary item:
  Gain on early extinguishment of debt...        --          --           586
  Net income............................. $   41,996  $    5,551   $   16,496
                                          ==========  ==========   ==========
Pro forma net income (Note 13)........... $   40,281  $    5,140   $   15,769
                                          ==========  ==========   ==========
Weighted average common shares
 outstanding.............................    130,029     110,408       80,993
                                          ==========  ==========   ==========
Pro forma per common share:
  Continuing operations.................. $      .31  $      .06   $      .19
  Discontinued operations................        --         (.01)        (.01)
  Extraordinary item.....................        --          --           .01
                                          ----------  ----------   ----------
  Net income............................. $      .31  $      .05   $      .19
                                          ==========  ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

     FOR THE YEARS ENDED FEBRUARY 25, 1995, MARCH 2, 1996 AND MARCH 1, 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                 FOREIGN
                            PREFERRED STOCK        COMMON STOCK     ADDITIONAL  CURRENCY
                          --------------------  -------------------  PAID-IN   TRANSLATION RETAINED
                            SHARES     AMOUNT     SHARES     AMOUNT  CAPITAL   ADJUSTMENT  EARNINGS
                          -----------  -------  -----------  ------ ---------- ----------- --------
Balance, February 28,
 1994...................   26,980,000  $ 7,502   38,378,246   $ 8    $115,805    $     9   $(6,963)
Issuance of common
 stock..................                         31,602,150     6     138,300
Conversion of common
 stock..................      100,000              (112,500)              --
Conversion of preferred
 stock..................  (19,580,000)      (2)  22,027,500     4          (2)
Redemption of preferred
 stock..................   (7,500,000)  (7,500)
Preferred stock
 dividend...............                                                                      (432)
S Corporation dividends
 and other equity
 transactions of pooled
 companies..............                                                  117               (4,076)
Net income..............                                                                    16,496
Foreign currency
 translation
 adjustment.............                                                              50
                          -----------  -------  -----------   ---    --------    -------   -------
Balance, February 25,
 1995...................          --       --    91,895,396    18     254,220         59     5,025
Issuance of common
 stock..................                         20,058,954     4     245,573
Young capital
 contribution...........                                               12,182
Adjustment to conform
 fiscal year ends of
 certain pooled
 companies..............                                                                     1,876
S Corporation dividends
 and other equity
 transactions of pooled
 companies..............                                                1,383               (4,252)
Net income..............                                                                     5,551
Foreign currency
 translation
 adjustment.............                                                             137
                          -----------  -------  -----------   ---    --------    -------   -------
Balance, March 2, 1996..          --       --   111,954,350    22     513,358        196     8,200
Issuance of common
 stock..................                         14,217,117     3     119,274
Tax benefit on non-
 qualified stock options
 exercised..............                                               11,161
Adjustment to conform
 fiscal year ends of
 certain pooled
 companies..............                                                                      (430)
S Corporation dividends
 and other equity
 transactions of pooled
 companies..............                                                2,743               (1,544)
Net income..............                                                                    41,996
Foreign currency
 translation
 adjustment.............                                                          (1,372)
                          -----------  -------  -----------   ---    --------    -------   -------
Balance, March 1, 1997..          --   $   --   126,171,467   $25    $646,536    $(1,176)  $48,222
                          ===========  =======  ===========   ===    ========    =======   =======



   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                        YEARS ENDED
                                              ----------------------------------
                                              MARCH 1,   MARCH 2,   FEBRUARY 25,
                                                1997       1996         1995
                                              ---------  ---------  ------------
Cash flows from operating activities:
 Net income.................................  $  41,996  $   5,551   $  16,496
 Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities:
 Depreciation...............................     30,319     18,765      10,705
 Amortization...............................     18,417      9,733       6,373
 Non-cash portion of merger and
  restructuring charge......................      3,761     10,268         --
 Adjustment to conform fiscal years.........       (430)     1,876         --
 Gain on early extinguishment of debt.......        --         --         (700)
 Minority interest (income)/expense.........     (1,860)     1,436          69
 Other......................................      1,496     (1,263)        492
 Changes in assets and liabilities,
  excluding acquisitions:
 Increase in accounts receivable............    (45,552)   (43,173)    (29,672)
 Increase in inventory......................    (12,015)   (11,538)     (5,934)
 Increase in other current assets...........     (1,984)   (12,494)     (3,338)
 (Increase) decrease in other assets........      3,694     (2,194)     (1,260)
 Increase (decrease) in accounts payable....       (667)    (8,798)     16,167
 Increase (decrease) in accrued
  liabilities...............................    (11,422)    15,398       2,638
                                              ---------  ---------   ---------
Net cash provided by (used in) operating
 activities.................................     25,753    (16,433)     12,036
                                              ---------  ---------   ---------
Cash flows from investing activities:
 Proceeds from sale of assets...............      3,026      5,899         463
 Capital expenditures.......................   (119,639)   (53,124)    (18,670)
 Payment for acquisitions, net of cash
  acquired..................................   (255,830)  (124,300)    (87,886)
 Purchase of marketable securities..........    (15,602)       --          --
 Other, net.................................     (1,978)        72        (612)
                                              ---------  ---------   ---------
Net cash used in investing activities.......   (390,023)  (171,453)   (106,705)
                                              ---------  ---------   ---------
Cash flows from financing activities:
 Issuance of preferred and common stock.....     12,643    449,288     134,993
 Stock offering costs.......................          0    (20,313)     (9,388)
 Issuance of subsidiary common stock........      2,258      7,733         --
 Young capital contribution.................        --      12,182         --
 Purchase of common stock held by
  OfficeMax.................................        --    (195,831)        --
 Preferred stock redemption.................        --         --       (7,500)
 Debt issuance costs........................     (8,818)       --         (869)
 Proceeds from long-term borrowings.........    347,829     44,208      35,189
 Repayments of long-term borrowings.........    (37,948)   (71,813)    (35,422)
 Proceeds from short-term borrowings........        772     12,835         --
 Repayments of short-term borrowings........    (26,945)   (11,592)    (11,095)
 Cash paid to retire bonds..................        --         --       (9,300)
 Net proceeds from (payments on) line of
  credit....................................    104,382    (18,871)      1,778
 Other......................................     (4,833)    (4,245)     (1,647)
                                              ---------  ---------   ---------
Net cash provided by financing activities...    389,340    203,581      96,739
                                              ---------  ---------   ---------
Net cash provided by (used in) discontinued
 operations.................................         61       (222)       (600)
                                              ---------  ---------   ---------
Effect of foreign currency exchange rate
 changes on cash............................       (445)    (1,159)         25
                                              ---------  ---------   ---------
Increase in cash and cash equivalents.......     24,686     14,314       1,495
Cash and cash equivalents, beginning of
 period.....................................     29,813     15,499      14,004
                                              ---------  ---------   ---------
Cash and cash equivalents, end of period....  $  54,499  $  29,813   $  15,499
                                              ---------  ---------   ---------
Supplemental disclosure of cash flow
 information:
 Cash paid during the period for interest...  $  35,526  $  20,469   $  13,829
                                              ---------  ---------   ---------
 Cash paid during the period for taxes......  $  25,413  $  16,046   $   6,082
                                              ---------  ---------   ---------

   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

  Capital lease obligations in the amount of $7,198,000, $4,305,000 and $3,103,000 were incurred during fiscal 1996, 1995 and 1994, respectively, for equipment.

  During fiscal 1996, the Company acquired, for a net cash purchase price of $241,846,000 and 5,542,000 shares of common stock, 77 office products distributors and 23 service companies. Of these 100 acquisitions, 86 were accounted for as purchases and 14 were accounted for as immaterial poolings of interest. In addition, the Company merged with UT, which was accounted for as a pooling of interests with financial results included from March 3, 1996 for 6,332,000 shares of common stock and Nimsa, which was accounted for as a pooling of interests with financial results included beginning in fiscal 1995 for 1,125,000 shares of common stock. The Company completed 52 acquisitions for a net cash outlay in fiscal 1995 of $118,256,000. During fiscal 1994, the Company completed 24 acquisitions for a net cash outlay of $74,707,000. In conjunction with the acquisitions, liabilities were assumed as follows:

                                                         YEARS ENDED
                                                ------------------------------
                                                MARCH 1, MARCH 2, FEBRUARY 25,
                                                  1997     1996       1995
                                                -------- -------- ------------
                                                        (IN THOUSANDS)
   Fair value of assets acquired............... $620,252 $271,264   $135,248
   Cash paid, net of cash acquired.............  241,846  118,256     74,707
   Issuance of notes payable...................    4,650   11,111        --
   Issuance of stock...........................   86,922    9,562      4,614
   Forgiveness of debt.........................      --    11,138        150
   Purchase price payable, included in current
    liabilities................................    4,057    2,750      5,325
                                                -------- --------   --------
   Liabilities assumed......................... $282,777 $118,447   $ 50,452
                                                ======== ========   ========

  In addition to the amounts set forth above, Corporate Express paid $11,695,000 and $6,044,000 for prior period acquisitions during fiscal 1996 and fiscal 1995, respectively.

  During fiscal 1996, the Company paid $2,289,000 to dissenting shareholders of a pooled company; purchased a warehouse facility for 202,500 shares of common stock; issued 107,207 shares of common stock to retire convertible debt of $1,449,400 previously issued by one of the Company's acquired subsidiaries; and acquired the remaining 49% interest in Corporate Express United Kingdom.

  In January 1995, the Company purchased for $1,186,000 in cash, $1,000,000 in accounts payable, and $650,000 in notes payable the remaining interest of a company for which a majority interest was acquired in fiscal 1993.

  In December 1994, the Company recorded a liability of $1,855,000 for subsequent payments due to the sellers of a company acquired by Lucas in fiscal 1993.

  On September 30, 1994, the Company issued 14,610,000 shares of Common Stock upon conversion of its Series A, B and C preferred on a two for one basis.

  In August 1994, the Company purchased for $350,000 in cash and $100,000 in notes payable a 45% interest in an office products distributor. During fiscal 1994, the Company paid $234,000 for additional expenses for prior period acquisitions. In addition, the Company made a final payment of $11,409,000 for the Hanson acquisition and Delivery distributed non-cash dividends of $493,000 to certain Delivery stockholders in fiscal 1994.

  During January 1994, accrued dividends of $2,044,007 on Young's preferred stock were converted to a subordinated promissory note. This note and accrued interest of $138,712 was contributed as additional paid-in capital in December 1994.

   The accompanying notes are an integral part of the consolidated financial statements.

                            CORPORATE EXPRESS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation:

  The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. As more fully described in Note 2, the following acquisitions have been consummated by the Company:

  . CEX Acquisition Corp., a wholly-owned subsidiary of the Company, was merged with and into Young on February 27, 1996.

  . DSU Acquisition Corp., a wholly-owned subsidiary of the Company, was merged with and into Delivery on March 1, 1996.

  . Nimsa was acquired by the Company on October 31, 1996.

  . Bevo Acquisition Corp., Inc. a wholly-owned subsidiary of the Company, was merged with and into UT on November 8, 1996.

  . IMS Acquisition, Inc., a wholly-owned subsidiary of the Company, was merged with and into Sofco on January 24, 1997.

  . H.M. Acquisition Corp., Inc. a wholly-owned subsidiary of the Company, was merged with and into HMI on January 30, 1997.

  These acquisitions were accounted for as poolings of interests and, accordingly, the accompanying financial statements have been restated to include the accounts and operations of Delivery, Young, Nimsa, HMI and Sofco for all applicable periods. The accompanying financial statements have been restated to include the operations of UT effective March 3, 1996 and Nimsa effective for fiscal 1995; prior UT results were immaterial. Acquisitions accounted for as purchases are included in the accounts and operations as of the effective date of the transaction and immaterial acquisitions accounted for as poolings of interests are included in the accounts and operations as of the beginning of the fiscal quarter in which the transaction is effective. The Company accounts for its investments in less than 50% owned entities using the equity or cost methods. All intercompany balances and transactions have been eliminated.

 Definition of Fiscal Year:

  As used in these consolidated financial statements and notes to consolidated financial statements, "fiscal 1996," "fiscal 1995," and "fiscal 1994" refer to the Company's fiscal years ended March 1, 1997, March 2, 1996 and February 25, 1995, respectively. In connection with the mergers, Nimsa, UT and HMI changed their 1996 fiscal year ends, Sofco changed its 1996 and 1995 fiscal year ends, and Delivery and Young changed their 1995 fiscal year ends to conform to the fiscal year ends of the Company. References to fiscal 1995 for Nimsa refers to Nimsa's June 1996 year end; references to fiscal 1995 and prior fiscal years for HMI refers to HMI's December year end; and references to fiscal 1994 and prior fiscal years for Sofco, Delivery and Young refer to Sofco's May year end, Delivery's December year end and Young's September year end.

 Cash and Cash Equivalents:

  Cash and cash equivalents include short-term investments with original maturities of three months or less.

 Inventories:

  Inventories primarily consist of finished goods which are valued at the lower of first-in, first-out (FIFO) cost or market. The Company periodically assesses its inventory to determine market value based upon such

                            CORPORATE EXPRESS, INC.

factors as historical sales and purchases, inclusion in the Company's proprietary In-Stock Catalog and other factors. Included in cost of sales for fiscal 1995 is a merger related inventory provision of $5,952,000. This provision reflects the write-down to fair market value of certain inventory which the Company decided to eliminate from its product line.

 Property and Equipment:

  Property and equipment are carried at cost. Depreciation is computed using the straight-line method over estimated useful lives which range from three to seven years for furniture and equipment; up to 40 years for buildings; and over the life of the lease for leasehold improvements. Ordinary maintenance and repairs are charged to operations while expenditures which extend the physical or economic life of property and equipment are capitalized. Gains and losses on disposition of property and equipment are recognized in operations in the year of disposition.

  The Company capitalizes certain internal and external software costs that benefit future years. The amortization commencement and useful life is dependent upon whether the software is non-interactive or interactive. Non-interactive software has functionality that is not directly tied into and/or dependent upon future development or software at other company sites. Interactive software has significant functionality that is dependent upon future development or that is directly tied into and/or dependent upon the installation of the same software at other Company sites. All software is amortized over its economic useful life, which is three to ten years using the straight-line method.

  Capitalized software costs totaled $47,695,000 and $16,790,000 at March 1, 1997 and March 2, 1996, respectively. Software amortization expense was $476,000 for fiscal year 1996. There was no software amortization expense for fiscal years 1995 and 1994.

 Concentration of Credit Risk:

  The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high quality credit institutions. At times, such investments may be in excess of the FDIC insurance limit.

  Concentration of credit risk with respect to trade receivables is limited due to the wide variety of customers and markets into which the Company's products are sold, as well as their dispersion across many geographic areas. As a result, as of March 1, 1997, the Company did not consider itself to have any significant concentrations of credit risk. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

  The Company maintains allowances for potential credit losses and historical losses have been within management's expectations.

 Intangible Assets:

  Goodwill is amortized on a straight-line basis over periods of 25 and 40 years. Noncompete agreements, which are included in other assets, are amortized on a straight-line basis over periods of 2-10 years. The Company evaluates intangible assets periodically in accordance with Statement of Financial Accounting Standards No. 121 to determine whether they are properly reflected in the financial statements based upon future undiscounted operating cash flows. If an impairment is determined to exist, the impaired asset is written down to fair market value. The balance of $671,967,000 at March 1, 1997 reflects additions from acquisitions and changes in foreign exchange rates of $357,125,000.

                            CORPORATE EXPRESS, INC.

 Accrued Purchase Costs:

  The Company accrues direct external costs incurred to consummate an acquisition, other external costs and liabilities to close the acquired entity's facilities, and severance and relocation payments to the acquired entity's employees. Prior to the adoption of EITF 95-3 effective with the consensus, the Company also accrued the external incremental costs of converting certain computer systems to the Company's systems.

 Accrued Merger and Related Costs:

  Accrued merger and related costs include the actual costs of completing acquisitions accounted for as poolings of interests transactions and additional costs associated with integrating the combined companies' operations, including liabilities for severance benefits for employees expected to be terminated.

 Revenue Recognition:

  Revenue is recognized upon the shipment of products and completion of service to customers.

 Cost of Sales:

  Vendor rebates and similar payments are recognized on an accrual basis in the period earned and are recorded as a reduction to cost of sales. Delivery and occupancy costs are included as an increase to cost of sales.

 Warehouse Operating and Selling Expenses:

  Warehouse operating and selling expenses include all costs associated with operating regional warehouses and sales offices, including warehouse labor, related warehouse general and administrative expenses (excluding occupancy), selling expenses and commissions related to the Company's direct sales force and warehouse assimilation costs.

 Foreign Currency Translation:

  Balance sheet accounts of foreign operations are translated using the year-end exchange rate, and income statement accounts are translated on a monthly basis using the average exchange rate for the period. Translation gains and losses are recorded in shareholders' equity, and realized gains and losses from transactions are reflected in income. An aggregate transaction gain of $116,000 and a loss of $37,000 were included in the determination of net income in fiscal 1996 and 1995, respectively. No transaction gains or losses were included in the determination of net income in fiscal 1994. The Company does not currently hedge foreign currency risk exposure.

 Income Taxes:

  For all periods presented, income taxes are calculated using the liability method in accordance with the provisions set forth in Statement of Financial Accounting Standards (SFAS) No. 109.

 Pro Forma Income Taxes:

  In fiscal 1996, the Company acquired an entity in a pooling of interests transaction, which was previously an S Corporation for income tax purposes prior to its acquisition by Corporate Express and, accordingly, any income tax liabilities for the periods prior to the acquisition are the responsibility of the previous owner. For

                            CORPORATE EXPRESS, INC.

purposes of these consolidated financial statements, federal and state income taxes have been provided as a pro forma adjustment as if the acquired entity had filed C Corporation tax returns for the pre-acquisition periods (See Note
13).

 Pro Forma Net Income Per Share:

  Pro forma net income per share is calculated by dividing pro forma net income (net income after giving effect to the pro forma tax adjustment), after preferred stock dividend requirements of Young of $432,000 for the year ended February 25, 1995 by the weighted average shares of common stock and common stock equivalents outstanding. Pursuant to the rules of the Securities and Exchange Commission, common stock equivalents related to common stock, preferred stock, stock options and warrants issued within one year prior to the Company's initial public offering have been included as if they were outstanding for all periods presented. Fully diluted earnings per share differ from primary earnings per share by less than 3%.

 Stock Split and Stock Dividends:

  In connection with its initial public offering, the Company effected a one-for-two reverse stock split in August 1994 and converted all of its outstanding preferred stock to common stock on a three for two share basis in September 1994. The Company distributed a 50% share dividend in June 1995 and January 1997. All share numbers and prices have been adjusted to reflect the reverse stock split, the conversion of preferred to common and the 50% share dividends.

 Use of Estimates in the Preparation of Financial Statements:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications:

  Certain reclassifications have been made to the fiscal 1995 and fiscal 1994 consolidated financial statements to conform to the fiscal 1996 presentation. These reclassifications had no impact on net income.

 New Accounting Standards:

  In the fourth quarter of fiscal 1997, the Company will adopt SFAS No. 128, "Earnings per Share." This statement simplifies the standards for computing earnings per share found in APB Opinion No. 15, "Earnings per Share" and makes them comparable to international EPS standards. Had SFAS No. 128 been effective during fiscal 1996, 1995 and 1994, (i) "Basic earnings per share" under SFAS No. 128 would have been $0.33, $0.05 and $0.22, respectively, and
(ii) "Dilutive earnings per share" under SFAS No. 128 would have been $0.31, $0.05 and $0.19, respectively.

  The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" during fiscal 1996 (See Note 11).

2. POOLING OF INTERESTS:

  Effective January 30, 1997, the Company issued approximately 4,650,000 shares of common stock in exchange for all of the outstanding stock of HMI, the largest privately-held supplier of promotional products to large corporations.

                            CORPORATE EXPRESS, INC.

  Effective January 24, 1997, the Company issued approximately 2,550,000 shares of common stock in exchange for all of the outstanding stock of Sofco, one of the largest suppliers of janitorial and cleaning supplies in the United States.

  Effective November 8, 1996, the Company issued approximately 6,332,000 shares of common stock in exchange for all of the outstanding stock of UT, the second largest same-day delivery service provider in the United States.

  Effective October 31, 1996, the Company issued approximately 1,125,000 shares of common stock and paid approximately $2,289,000 to the consenting and dissenting sharesholders, respectively, of Nimsa, a computer software reseller located in Paris, France, in exchange for all of Nimsa's outstanding stock.

  Effective March 1, 1996, the Company issued approximately 23,409,000 shares of common stock in exchange for all of the outstanding stock of Delivery, a provider of same-day local delivery services.

  Effective February 27, 1996, the Company issued approximately 4,398,000 shares of common stock in exchange for all of the outstanding stock of Young, a distributor of computer and imaging supplies and accessories.

  In addition to the above acquisitions, the Company completed 14 other acquisitions which were accounted for as immaterial poolings of interests for approximately 1,942,000 shares of common stock during fiscal 1996. The financial statements for these immaterial acquisitions for periods prior to the acquisition have not been restated.

  During fiscal 1995, prior to merging with the Company, Delivery acquired the outstanding stock of 14 companies in exchange for approximately 3,951,000 shares of Delivery common stock. During fiscal 1994, Delivery acquired the stock of six companies in exchange for approximately 1,722,000 shares of Delivery common stock.

                            CORPORATE EXPRESS, INC.

  Separate results of operations for Corporate Express and the pooled operations for the periods prior to the mergers are as follows:

                                                       YEAR ENDED
                                           ------------------------------------
                                            MARCH 1,    MARCH 2,   FEBRUARY 25,
                                              1997        1996         1995
                                           ----------  ----------  ------------
                                                     (IN THOUSANDS)
   Net sales:
     Corporate Express...................  $2,715,785  $1,132,012   $  621,469
     HMI.................................      92,080      84,013       83,752
     Sofco...............................     139,734     144,621      133,481
     UT..................................     196,199         --           --
     Nimsa...............................      52,258      71,901          --
     Young...............................         --      115,628       86,184
     Delivery............................         --      306,364      109,865
     Delivery poolings prior to merger
      with Delivery......................         --       36,100      110,400
                                           ----------  ----------   ----------
     Combined............................  $3,196,056  $1,890,639   $1,145,151
                                           ==========  ==========   ==========
   Net income (loss):
     Corporate Express...................  $   31,710  $    3,702   $    5,248
     HMI.................................       4,182         990        1,772
     Sofco...............................       3,529         319        1,989
     UT..................................       1,369         --           --
     Nimsa...............................       1,206       1,762          --
     Young...............................         --       (3,073)       1,264
     Delivery............................         --          815        4,223
     Delivery poolings prior to merger
      with Delivery......................         --        1,036        2,000
                                           ----------  ----------   ----------
     Combined............................  $   41,996  $    5,551   $   16,496
                                           ==========  ==========   ==========
   Other changes in shareholders' equity:
     Corporate Express...................  $  106,299  $  229,356   $  115,024
     HMI.................................      (3,761)     (2,193)      (1,917)
     Sofco...............................       1,538        (230)         692
     UT..................................      26,135         --           --
     Nimsa...............................        (376)      6,026          --
     Young...............................         --       13,028       (7,932)
     Delivery............................         --       12,032       23,211
     Delivery poolings prior to merger
      with Delivery......................         --       (1,116)      (2,613)
                                           ----------  ----------   ----------
     Combined............................  $  129,835  $  256,903   $  126,467
                                           ==========  ==========   ==========

  Certain reclassifications and adjustments have been made to the prior financial statements of the pooled companies to conform to the Corporate Express financial presentation and policies which adjustments had an immaterial effect on net income.

  All intercompany transactions have been eliminated.

  The consolidated statement of operations for fiscal 1996 includes the income and expenses of Corporate Express (including Young and Delivery), HMI, Sofco, UT and Nimsa for the twelve months ended March 1, 1997.

                            CORPORATE EXPRESS, INC.

  The consolidated statement of operations for fiscal 1995 includes the income and expenses of Corporate Express, Sofco, Young and Delivery for the twelve months ended March 2, 1996, of HMI for the twelve months ended December 31, 1995, and of Nimsa for the twelve months ended June 30, 1996. In order to conform the HMI and Nimsa year ends to Corporate Express' fiscal year end, Nimsa net income for the March 1996 to June 1996 period was included in both fiscal 1995 and 1996, and HMI net income for the January 1996 to February 1996 period was excluded from fiscal 1995. Accordingly, an adjustment has been made in fiscal 1996 to debit retained earnings directly for the March 1996 to June 1996 Nimsa net income of $630,000 and to credit retained earnings directly for the January 1996 to February 1996 HMI net income of $200,000.

  The consolidated statement of operations for fiscal 1994 includes the income and expenses of Corporate Express for the twelve months ended February 25, 1995, of Sofco for the twelve months ended May 26, 1995, of HMI for the twelve months ended December 31, 1994, of Young for the twelve months ended September 30, 1994, and of Delivery for the twelve months ended December 31, 1994. In order to conform the Sofco, Young and Delivery year ends to Corporate Express' fiscal year end, Sofco net income for the March 1995 to May 1995 period was included in both fiscal 1994 and 1995, Young net income for the October 1994 to February 1995 period was excluded from fiscal 1994, and Delivery net income for the January 1995 to February 1995 period was excluded from fiscal 1994. Accordingly, an adjustment has been made in fiscal 1995 to debit retained earnings directly for the March 1995 to May 1995 Sofco net income of $747,000, and to credit retained earnings for the October 1994 to February 1995 Young net income of $846,000 and the January 1995 to February 1995 Delivery net income of $1,777,000.

  The results of operations for the adjustment periods are as follows:

                                                   PERIOD   NET SALES NET INCOME
                                                 ---------- --------- ----------
   Nimsa........................................  3/96-6/96  $25,986    $  630
   HMI..........................................  1/96-2/96   15,415       200
   Sofco........................................  3/95-5/95   33,085       747
   Young........................................ 10/94-2/95   39,683       846
   Delivery.....................................  1/95-2/95   50,382     1,777

3. MERGER AND OTHER NONRECURRING COSTS:

  During fiscal year 1996, the Company recorded an estimated net merger and other nonrecurring charge of $19,840,000. This charge is comprised of $27,411,000 in merger and other nonrecurring charges primarily in conjunction with the acquisitions of UT, Nimsa, HMI and Sofco, offset by $7,571,000 in revisions to the merger and other nonrecurring charge established in the fourth quarter of fiscal 1995. The fiscal 1995 charge included an exit plan for the integration of the newly acquired delivery business into the Company's core product distribution business. In the third quarter of fiscal 1996, nine months after the creation of the original exit plan, the Company acquired UT, approximately doubling its delivery services capacity. At that time, the Company adopted a new plan to integrate the delivery services business separate from the core product distribution business. In connection with the new exit plan, the Company evaluated its facility and personnel requirements and identified duplicate facilities consistent with the new plan. As a result of this new plan, the closure of thirteen delivery facilities and five distribution facilities, incorporated in the original fiscal 1995 plan, was superseded. Included in the distribution facilities that were to be retained, was the South Carolina facility which was expected to be merged into the Atlanta and planned North Carolina facilities. Due to significant new business in the Atlanta area and several unexpected acquisitions, the Atlanta facility is at full capacity and this closure plan was terminated. Additionally, several subsequent acquisitions in fiscal 1996, which were not contemplated at the end of fiscal 1995, were completed in the Carolinas and surrounding markets, which eliminated the opportunity to close the South Carolina facility and maintain a high level of customer service.

   The fiscal year 1996 charges include the actual costs of completing the acquisitions, the anticipated costs for integrating the delivery business, closing other redundant facilities, and severance for employee terminations. The charge includes the closure of 115 facilities and the reduction of approximately 485 employees.

                                                                       BALANCE
                                     CASH   NON-CASH  TOTAL   USAGE    3/1/97
                                    ------- -------- ------- --------  -------
   Merger transaction costs(1)..... $15,274          $15,274 $(12,706) $ 2,568
   Severance and terminations(2)...   5,333            5,333     (760)   4,573
   Facility closure and
    consolidation(3)...............   3,575            3,575     (102)   3,473
                                    -------          ------- --------  -------
   Accrued merger and related
    costs, balance.................  24,182           24,182  (13,568)  10,614
   Other asset write-downs and
    costs(4).......................     --   $3,229    3,229   (1,180)   2,049
                                    -------  ------  ------- --------  -------
     Total......................... $24,182  $3,229  $27,411 $(14,748) $12,663
                                    =======  ======  ======= ========  =======

                            CORPORATE EXPRESS, INC.

- --------

(1) Merger transaction costs are the direct costs from the pooling transactions and include legal, investment banking, printing and other related costs, such as contract buy-outs for certain terminated employees. These costs are expected to be paid by the end of fiscal 1997.

(2) Severance and employee termination costs are related to the elimination of duplicate management positions and facility closures and consolidations. Approximately 34 of the 485 employees estimated to be terminated have been terminated as of March 1, 1997. The remaining terminations will occur in conjunction with the facility closures and be concluded by the end of fiscal 1998.

(3) Facility closure and consolidation costs are the estimated costs to close redundant facilities, lease costs and other costs associated with closed facilities. Eight of the 115 facilities estimated to be closed or consolidated have been closed or consolidated as of March 1, 1997. The remaining facilities are expected to be closed by the end of fiscal
    1998.

(4) Other asset write-downs and costs are recorded as contra assets and include software, leasehold improvements and equipment being abandoned or written off as a result of the UT acquisition. The remaining balance primarily represents assets that will be disposed of in conjunction with facility closures which are expected to be completed by the end of fiscal 1998.

  The fiscal 1995 merger and other nonrecurring charge of $36,838,000 consisted of merger transaction related costs of $13,273,000; severance and employee termination costs of $7,457,000 (representing approximately 760 employees); facility closure and consolidation costs of $9,693,000; and other asset write-downs and costs of $6,415,000. Of the $36,838,000 charges, $7,724,000 are non-
cash charges. This liability was adjusted in fiscal 1996 to reflect the actual merger transaction costs incurred and to eliminate the original liability established for specific facilities which will not be closed as a result of the significant change in circumstances due to the acquisition of UT.

                                BALANCE   CASH    NON-CASH              BALANCE
                                3/2/96  PAYMENTS   USAGE    ADJUSTMENTS 3/1/97
                                ------- --------  --------  ----------- -------
   Merger transaction
    costs(1)..................  $ 9,161 $ (7,388)             $  (259)  $1,514
   Severance and
    terminations(2)...........    7,165   (1,523)              (2,550)   3,092
   Facility closure and
    consolidation(3)..........    8,554   (1,169)              (4,121)   3,264
                                ------- --------              -------   ------
   Accrued merger and related
    costs, balance............   24,880  (10,080)              (6,930)   7,870
   Other asset write-downs and
    costs(4)..................    3,789      --   $(1,045)       (641)   2,103
                                ------- --------  -------     -------   ------
     Total....................  $28,669 $(10,080) $(1,045)    $(7,571)  $9,973
                                ======= ========  =======     =======   ======

- --------

(1) Remaining merger transactions costs represent the estimated contract buy-outs for certain former Delivery employees and other transaction costs, both of which are being negotiated and are expected to be resolved by the end of fiscal 1997.

(2) Severance and termination costs are the severance payments related to facility closures and centralization of certain shared services. Approximately 58 of the 760 employees estimated to be terminated have been terminated as of March 1, 1997, and 278 positions will no longer be eliminated as a result of the revised exit plan. The Company expects to complete the facility closures and related terminations by the end of the first quarter in fiscal 1998. The centralization of certain shared services will begin in the second quarter of fiscal 1997 and will continue through fiscal 1998.

(3) Of the 88 facilities estimated to be closed or consolidated, 31 have been closed or consolidated as of March 1, 1997, and 18 facilities will no longer be eliminated as a result of the revised exit plan. The remaining facilities are expected to be closed by the end of the first quarter in fiscal
    1998.

(4) Other asset write downs and costs are recorded as contra assets and include software, leasehold improvements and equipment being abandoned or written off as a result of the acquisition. The remaining balance primarily represents assets that will be disposed of in conjunction with facility closures which are expected to be completed by the end of the first quarter in fiscal 1998.

4. PURCHASES:

 Fiscal 1996

  The Company purchased for a net cash purchase price of $241,846,000 and approximately 3,600,000 shares of common stock, 46 domestic office product distributors, 29 international office product distributors and 11 delivery service companies. The excess of the purchase price over the fair market value of the net tangible assets

                            CORPORATE EXPRESS, INC.

acquired was allocated to goodwill and is being amortized over 40 years for office product distributors and 25 years for delivery service companies. Included in the 46 domestic product acquisitions are three purchases and one immaterial pooling consummated by UT prior to its acquisition by Corporate Express, and ASAP Software Express, Inc. ("ASAP"), a distributor of software to large corporations. The ASAP purchase price was $97,611,000 offset by cash acquired of $13,792,000. Included in the 29 international product acquisitions is Boulevard Produits De Bureau, Inc. ("Boulevard"), a seller of office supplies, furniture and equipment, for a net cash purchase price of $16,102,000. The Company also repaid $9,498,000 of Boulevard promissory notes with cash of $731,900 and 356,832 shares of the Company's common stock.

  In January 1997, Corporate Express Australia ("CEA") shareholders approved a one for five non-renounceable common stock rights offer at a price of A$.85 (US$.65) per share. Pursuant to the rights offer, on February 27, 1997, CEA issued 8,216,721 shares to Corporate Express and 3,553,370 shares to institutional investors. As of March 1, 1997, Corporate Express interest in CEA was 54.6%. On March 10, 1997, an additional 3,750,000 shares were issued to institutional investors which changed the Corporate Express interest in CEA to 52.4%.

  In November 1996, Corporate Express purchased the remaining 49% interest in the Chisholm Group by issuance of shares of Corporate Express common stock. The Company has earn-out agreements with former shareholders that may require additional payments by the Company of up to $3,259,000. Any additional payments will be accounted for as increases to the purchase price.

 Fiscal 1995

  Corporate Express purchased for a net cash purchase price of $79,111,000, 27 office product distributors including five distributors purchased by CEA and a software distributor purchased by Nimsa. Also included in the above purchases is one office product distributor purchased by the Chisholm Group, a United Kingdom contract stationer, in which Corporate Express acquired a 51% interest in February 1996.

  Young repurchased its remaining seven franchises for approximately $20,512,000, terminated four franchises for consideration of $233,000 and purchased substantially all of the business, properties and assets of a computer supplies distributor for a purchase price of $675,000. The excess of the purchase price over the fair value of the net tangible assets acquired was allocated to goodwill and is being amortized over 40 years. Delivery completed 16 acquisitions accounted for as purchases. The net cash purchase price paid in these transactions was $15,208,000 in cash, 378,000 shares of Delivery common stock and $5,565,000 in convertible notes. The excess of the purchase price over the fair value of the net tangible assets acquired has been allocated to goodwill and is being amortized over 25 years. All of the companies acquired provide same-day delivery service.

  In December 1994, Young purchased all of the issued and outstanding shares of a computer supplies distributor for a purchase price of $2,750,000 and the assumption of other liabilities. Young may be required to pay additional consideration to the former shareholders should the acquired company reach certain earnings thresholds. No such additional amounts were paid in 1995. The excess purchase price over the fair value of net tangible assets acquired was allocated to goodwill and is being amortized over 40 years.

  In February 1996, CEA shareholders approved the issue of an additional 12,939,000 shares and 50,000 shares of its common stock at a price of A$1.30 (US$.96) per share and A$1.00 (US$.74) per share, respectively. Of the shares issued, 5,789,000 were purchased by Corporate Express, 4,600,000 were purchased by institutional investors and 2,600,000 shares were approved for issue to CEA officers and employees as employee incentive shares (of which 1,710,000 were issued as of March 2, 1996). As a result, at March 2, 1996, Corporate Express' interest in CEA was 51.8%.

                            CORPORATE EXPRESS, INC.

  On December 21, 1995 CEA issued an additional 6,110,000 shares of its common stock at a price of A$1.30 (US$.96) per share. Of the shares offered, 3,110,000 were purchased by Corporate Express and 3,000,000 were purchased by institutional investors for cash. As a result, Corporate Express' interest in CEA changed from 52.7% to 52.5%.

  The operating results of all of the above acquisitions, which were accounted for as purchases, are included in the Company's consolidated statements of operations from the dates of acquisition. The following pro forma financial information assumes the acquisitions occurred at the beginning of the period. These results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of the year, or of results which may occur in the future. The pro forma results listed below are unaudited and reflect purchase price adjustments.

                                                          YEAR ENDED YEAR ENDED
                                                           MARCH 1,   MARCH 2,
                                                             1997       1996
                                                          ---------- ----------
                                                          (IN THOUSANDS, EXCEPT
                                                           PER SHARE AMOUNTS)
   Net sales............................................. $3,550,205 $2,995,708
   Net income before extraordinary items.................     41,302     29,769
   Net income............................................     41,302     29,010
   Net income per common share...........................       0.31       0.25

5. ACCRUED PURCHASE COSTS:

  In conjunction with purchase acquisitions, the Company accrues the direct external costs associated with closing redundant facilities of acquired companies, and severance and relocation payments to the acquired company's employees. Prior to the adoption of EITF 95-3 in May 1995, the Company also accrued the external incremental costs of converting acquired company computer systems to the Company's systems.

  The following tables set forth activity in the Company's accrued purchase liabilities:

    Prior to EITF 95-3:

                                         WAREHOUSE                        DISPOSITION
                                          & SYSTEM   REDUNDANT             OF ASSETS
                                TOTAL   INTEGRATIONS FACILITIES SEVERANCE   & OTHER
                               -------  ------------ ---------- --------- -----------
                                                  (IN THOUSANDS)
     Balance, February 25,
      1995...................  $11,252    $ 8,109      $1,005    $ 1,596     $ 542
     Additions...............    1,731        659         223        734       115
     Payments................   (6,469)    (3,630)       (784)    (1,766)     (289)
     Reversals...............   (5,250)    (4,388)        (41)      (523)     (298)
                               -------    -------      ------    -------     -----
     Balance, March 2, 1996..    1,264        750         403         41        70
     Payments................     (675)      (452)       (182)       (41)      --
     Reversals to goodwill...     (589)      (298)       (221)       --        (70)
                               -------    -------      ------    -------     -----
     Balance, March 1,
      1997(1)................  $     0    $     0      $    0    $     0     $   0
                               =======    =======      ======    =======     =====

- --------
(1) All consolidation projects relating to companies acquired prior to the adoption of EITF 95-3 have been successfully completed.

                            CORPORATE EXPRESS, INC.

    After adoption of EITF 95-3:

                                         WAREHOUSE                        DISPOSITION
                                          & SYSTEM   REDUNDANT             OF ASSETS
                                TOTAL   INTEGRATIONS FACILITIES SEVERANCE   & OTHER
                               -------  ------------ ---------- --------- -----------
                                                  (IN THOUSANDS)
     Balance, February 25,
      1995...................  $   --      $  --      $   --     $   --     $   --
     Additions...............    2,414        691         202      1,065        456
     Payments................     (629)      (177)         (4)      (293)      (155)
                               -------     ------     -------    -------    -------
     Balance, March 2, 1996..    1,785        514         198        772        301
     Additions...............   21,429      2,037       4,912      9,727      4,753
     Payments................   (8,503)      (699)       (557)    (4,066)    (3,181)
     Reversals to goodwill...   (1,823)        (7)     (1,284)      (284)      (248)
                               -------     ------     -------    -------    -------
     Balance, March 1,
      1997(1)................  $12,888     $1,845     $ 3,269    $ 6,149    $ 1,625
                               =======     ======     =======    =======    =======

- --------
(1) Accrued purchase costs, after adoption of EITF 95-3, primarily represent the liabilities incurred to consolidate acquired operations into existing Company facilities.

6. DISCONTINUED OPERATIONS:

  During fiscal 1995, Sofco adopted a plan to discontinue the operations of Sofco-Eastern, Inc. ("Eastern"). Accordingly, the consolidated financial statements have been reclassified to report separately the net assets, liabilities and operating results of the Eastern operations. As of March 1, 1997, all Eastern operations have been disposed of and actual losses recorded on the disposal of the assets. The loss from discontinued operations in fiscal 1995 and fiscal 1994 were $1,225,000 (net of tax benefits of $851,000), representing the loss on disposal and $327,000 (net of tax benefits of $225,000), representing the net loss on operations. The Eastern revenues were not material to total consolidated revenues for fiscal years 1996, 1995 and 1994.

                            CORPORATE EXPRESS, INC.

7. DEBT:

  Debt consisted of the following:

                                                             MARCH 1, MARCH 2,
                                                               1997     1996
                                                             -------- --------
                                                              (IN THOUSANDS)
4 1/2% Convertible Notes (the "Notes"), due July 1, 2000,
 interest payable on January 1 and July 1 of each year
 commencing on January 1, 1997, convertible into shares of
 the Company's common stock at a conversion price of $33.33
 per share..................................................  325,000      --
$350,000,000 unsecured multi-currency revolving line of
 credit. Interest rates are equal to either (i) the
 Corporate Base Rate or (ii) LIBOR plus .5%, each of which
 is based upon a performance grid (6.0% at March 1, 1997),
 with principal due on March 31, 2000. Commitment fees on
 the unused balance are based on the ratio of debt to cash
 flow (as defined) and was 0.18% at March 1, 1997...........  136,000    8,000
9 1/8% Series B Senior Subordinated Notes, unsecured,
 subordinated to existing debt up to an aggregate of $155
 million, guaranteed by the operating subsidiaries of the
 Company. Due March 15, 2004, semi-annual interest payments
 beginning September 15, 1994. Redeemable by the Company
 from March 1999 to March 2001 at premiums ranging from
 3.422% to 1.141%...........................................   90,000   90,000
Various revolving lines of credit, variable interest rates
 ranging from 4.0% to 9.5% at March 1, 1997.................   23,959      --
HMI revolving bank line of credit agreement collateralized
 by accounts receivable, inventory and other assets.
 Interest payable monthly at the lesser of the lender's
 prime rate or the applicable average federal funds rate
 plus 1.5%. This agreement was repaid in full on January 31,
 1997.......................................................      --    15,873
$55,000,000 Delivery unsecured revolving credit facility.
 Interest rates are equal to
 i) LIBOR plus 1.25% or ii) the prime rate, at the Company's option (weighted average rate of 6.56% for fiscal 1995).
 This loan was repaid in full on May 31, 1996...............      --    11,900
Term loan facility collateralized by CEA's assets. Fixed
 interest rates ranging from 8.9% to 10.95%. $4,409,000
 repaid in March 1997. Principal payments of $389,000 per
 quarter plus interest commencing October 1998. Final
 payment of $156,000 plus interest due in July 1999.........    5,682    6,094
CEA revolving loans, interest at floating rates, 7.7% at
 March 1, 1997. Interest payable monthly. Maturity dates
 range from December 1998 to July 1999......................   13,396      --
Bank term loans, collateralized by equipment, with interest
 floating at LIBOR plus 1.75% to 2.0%, principal and
 interest payable monthly, maturities range from 48 months
 to 60 months through March 2002............................    9,341    5,620
Convertible subordinated notes due between March 31, 1997
 and January 31, 1998, bearing interest of 5.0% to 6.0%,
 payable quarterly or semi-annually, and convertible prior
 to maturity at the holder's option at prices ranging from
 $19.97 to $32.70, into 222,000 shares of common stock......    4,864    5,565
City of Aurora, Colorado Industrial Development Bonds,
 Series 1984, collateralized by land and building, interest
 at a floating rate, as defined, ranging from 4.8% in 1995
 to 5.0% at March 1, 1997, payable semi-annually and
 principal installments of varying amounts ($100,000 in 1995 and $200,000 in 1996) payable annually through November
 2009.......................................................    4,380    4,480
Various notes payable due December 2006, variable interest
 rates (4.75% on March 1, 1997 and 5.34% on March 2, 1996),
 collateralized by cash deposits............................    4,015    4,641
Other, interest from 2.9% to 17.4%..........................   28,870   21,810
                                                             -------- --------
Total debt..................................................  645,507  173,983
Less current portion of debt................................   23,802   20,152
                                                             -------- --------
Long-term portion of debt................................... $621,705 $153,831
                                                             ======== ========

                            CORPORATE EXPRESS, INC.

  The annual maturities of debt for succeeding years are as follows:

           FISCAL YEAR                         (IN THOUSANDS)
           -----------                         --------------
           1997...............................    $ 23,802
           1998...............................      10,909
           1999...............................      19,506
           2000...............................     465,627
           2001...............................       2,244
           Thereafter.........................     123,419
                                                  --------
             Total............................    $645,507
                                                  ========

  Certain of the debt agreements contain provisions which require maintenance of the Company's minimum net worth, certain financial ratios, including debt to cash flow and fixed charge coverage, and limit the Company's ability to pay dividends. Delivery's credit facility became due upon the acquisition by the Company but was extended until May 31, 1996, when it was repaid using the Company's line of credit.

  The Company's revolving credit facility (the "Senior Credit Facility") was amended and restated on November 26, 1996 to increase the borrowing capacity from $90,000,000 to $350,000,000, extend the facility termination date to March 31, 2000, lower the cost of its borrowings to LIBOR plus .50%, unsecure the assets of the Company (the previous facility was secured by substantially all of the assets, including accounts receivable and inventory of the Company and its United States subsidiaries), and to make certain other changes. The Senior Credit Facility was previously amended on May 10, 1996 to increase the Company's borrowing capacity from $90,000,000 to $250,000,000, subject to borrowing base and other restrictions and to lower the cost of its borrowings to LIBOR plus 1.25%. On May 31, 1996, the Company borrowed on its Senior Credit Facility and repaid in full the $33,270,000 outstanding revolving credit facility previously established by Delivery. On June 24, 1996, the outstanding amounts under the Senior Credit Facility were paid in full from funds generated from the issuance of the Convertible Notes. Upon this repayment, the borrowing capacity of the Senior Credit Facility was reduced from the amended capacity of $250,000,000 to $90,000,000, subject to borrowing base and other restrictions.

  On June 24, 1996, the Company issued $325,000,000 principal amount of Convertible Notes. The Convertible Notes are convertible into the Company's common stock at a conversion price of $33.33 per share, subject to adjustments under certain conditions. A portion of the proceeds from the sale of the Notes was used to repay the Company's revolving credit facility and an acquisition note payable with the remaining proceeds being used to fund acquisitions and for other general corporate purposes.

  On March 17, 1995, the Company exchanged its 9 1/8% Series A Senior Subordinated Notes due 2004 (the "Series A Notes") for 9 1/8% Series B Senior Subordinated Notes due 2004 (the "Series B Notes"). The terms of the Series B Notes are substantially the same as the Series A Notes, except that the Series B Notes are registered under the Securities Act of 1933. The illiquidity payment of approximately .5% per annum previously payable on the Series A Notes ceased when they were exchanged for the Series B Notes on March 17, 1995, reducing the annual interest rate from 9 5/8% to 9 1/8%. In fiscal 1994, the Company repurchased $10,000,000 principal amount of the Series A Notes.

  The Company's Senior Credit Facility prohibits the distribution of dividends without the prior written consent of the lenders and the Indenture governing the Series B Notes prohibits the Company from paying a dividend which would cause a default under such indenture or which would cause the Company to fail to comply with certain financial covenants.

                            CORPORATE EXPRESS, INC.

  The Company capitalized $3,887,000 and $882,000 of interest expense in fiscal 1996 and 1995, respectively, primarily related to software developed for internal use and the construction of corporate facilities. No interest was capitalized in fiscal 1994.

8. COMMITMENTS AND CONTINGENCIES:

 Operating Leases:

  The Company has various noncancellable operating leases, primarily for warehouse buildings and delivery trucks. Lease expense, net of sublease rentals of $992,000, $30,000, and $127,000 for the years ended March 1, 1997, March 2, 1996, and February 25, 1995 was $54,567,000, $19,195,000, and
$13,906,000, respectively.

  Future minimum lease payments are as follows:

           FISCAL YEAR                         (IN THOUSANDS)
           -----------                         --------------
           1997...............................    $ 42,191
           1998...............................      33,135
           1999...............................      26,340
           2000...............................      18,908
           2001...............................      13,295
           Thereafter.........................      46,950
                                                  --------
           Total..............................     180,819
           Less subleases.....................       1,361
                                                  --------
           Net obligation.....................    $179,458
                                                  ========

  The leases generally are for periods of three to ten years and provide for renewals of one month to five years at the Company's option.

 Capital Leases:

  The Company is the lessee of certain property and equipment under capital leases expiring in various years through 2009. Included in furniture and equipment at March 1, 1997 is $24,511,000 of assets under capital leases and related accumulated depreciation of $9,677,000.

  Future minimum lease payments required under these capital leases are as follows:

           FISCAL YEAR                          (IN THOUSANDS)
           -----------                          --------------
           1997...............................     $ 7,187
           1998...............................       5,397
           1999...............................       3,753
           2000...............................       2,242
           2001...............................       1,070
           Thereafter.........................       2,250
                                                   -------
           Total minimum lease payments.......      21,899
           Less amount representing interest..       4,414
                                                   -------
           Present value of minimum lease
            payments..........................      17,485
           Less current portion of capital
            lease obligations.................       5,940
                                                   -------
           Non-current portion of capital
            lease obligations.................     $11,545
                                                   =======

                            CORPORATE EXPRESS, INC.

 Contingencies:

  In the normal course of business, the Company is subject to certain legal proceedings. In the opinion of management, the outcome of such litigation will not have a material adverse effect on the Company's financial position or operating results. The Company has a dispute with certain of the former shareholders of a company acquired by the Company in fiscal 1996. No legal proceedings have been commenced by these shareholders and the Company cannot determine if any legal action will be initiated, or the results or materiality of any such action.

9. INCOME TAXES:

  Federal, state and foreign income taxes for the fiscal years ended March 1, 1997, March 2, 1996, and February 25, 1995 consisted of the following:

                                                       1996     1995     1994
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
   Current
     Federal......................................... $   202  $10,604  $ 7,707
     State...........................................     615    1,089    1,218
     Foreign.........................................   1,943    3,205      --
   Deferred
     Federal.........................................  17,149     (429)  (2,499)
     State...........................................   5,401    1,544     (251)
     Foreign.........................................    (793)     --       --
   Utilization of net operating loss.................     --    (2,247)  (1,051)
   Change in tax status..............................  (2,029)     --       --
   Allocated to goodwill.............................     --       --     4,374
   Allocated to contributed capital..................  11,161      --       --
   Adjustment of beginning valuation allowance.......     --       --    (1,204)
                                                      -------  -------  -------
   Total income tax expense.......................... $33,649  $13,766  $ 8,294
                                                      =======  =======  =======

  The benefit recognized in fiscal 1996 for change in tax status relates to establishing deferred tax assets for an acquired S corporation. The $11,161,000 contribution to capital relates to deductions recognizable only for tax purposes of non-qualified stock options exercised during fiscal 1996.

  At March 1, 1997 the Company had, for United States federal and foreign tax purposes, net operating loss carryforwards of $33,650,000 and alternative minimum tax net operating loss carryforwards of $11,908,000 expiring beginning in 2003.

  Included in the net operating loss carryforwards are losses from acquired subsidiaries. The utilization of these carryforwards may be affected by limitations under the Internal Revenue Code and, therefore, the benefit of these pre-acquisition net operating loss carryforwards may be limited.

                            CORPORATE EXPRESS, INC.

  The components of the net deferred tax assets and liabilities as of March 1, 1997 and March 2, 1996 are as follows:

                                                             MARCH 1,  MARCH 2,
                                                               1997      1996
                                                             --------  --------
                                                              (IN THOUSANDS)
   Deferred tax assets:
     Inventory.............................................. $ 5,999   $ 3,712
     Allowance accounts.....................................   4,532     1,615
     Accrued purchase costs.................................   3,734     1,053
     Insurance reserves.....................................   3,980       271
     Accrued merger and other costs.........................   8,760     6,767
     Vacation and benefits accrual..........................   5,407       396
     Accounting methods.....................................     --      4,066
     Other current..........................................     949     2,240
     Net operating loss carryforwards.......................  13,275     4,879
     Valuation allowance....................................  (6,049)   (2,433)
     Other non-current......................................     784     1,092
                                                             -------   -------
   Total deferred tax assets................................  41,371    23,658
                                                             -------   -------
   Deferred tax liabilities:
     Accounting methods.....................................   4,943     1,650
     Other current..........................................     281       --
     Property, plant and equipment..........................  28,807     4,731
     Intangible assets......................................   3,926     5,886
     Other non-current......................................   1,157       295
                                                             -------   -------
   Total deferred tax liability.............................  39,114    12,562
                                                             -------   -------
   Net deferred tax asset................................... $ 2,257   $11,096
                                                             =======   =======
   Financial Statements
     Current deferred tax assets............................  29,076    18,470
     Non-current deferred tax liabilities...................  26,819     7,374
                                                             -------   -------
   Net deferred tax asset................................... $ 2,257   $11,096
                                                             =======   =======

  The net change in the valuation allowance for deferred taxes in the year ended March 1, 1997 is an increase of $3,616,000, primarily related to net operating losses acquired in the current year. The Company reviewed the need for a valuation allowance and determined that it was more likely than not that certain deferred tax assets of acquired foreign subsidiaries may go unrealized. This increase was partially offset by the lapsing of restrictions placed on the usage of certain net operating losses.

                            CORPORATE EXPRESS, INC.

  A reconciliation of the differences between the Company's expense (benefit) for income taxes and taxes at the statutory rate for the fiscal years ended March 1, 1997, March 2, 1996 and February 25, 1995 is as follows:

                                                      1996     1995     1994
                                                     -------  -------  -------
                                                         (IN THOUSANDS)
   Statutory federal income tax expense............  $25,825  $ 7,692  $ 8,610
   Adjustments:
     State income taxes, net of federal effect.....    3,910    1,521      886
     Foreign income taxes..........................     (123)     461      --
     Merger costs..................................    4,924    4,952      --
     Amortization of goodwill......................    3,693    1,404    1,784
     Untaxed S Corporation earnings and change in
      tax status...................................   (3,514)    (347)    (620)
     Other non-deductible items....................      739      366
     Valuation allowance on tax loss carryforward..      (47)  (2,247)  (2,636)
     Other.........................................   (1,758)     (36)     270
                                                     -------  -------  -------
     Income tax expense............................  $33,649  $13,766  $ 8,294
                                                     =======  =======  =======

10. EMPLOYEE BENEFIT PLANS:

  Effective September 1, 1992, the Company implemented a retirement plan which allows employee contributions in accordance with Section 401(k) of the Internal Revenue Code. The Company matches a portion of the employee's salary and all full-time employees are eligible to participate in the plan after six months of service. For the years ended March 1, 1997, March 2, 1996, and February 25, 1995, the Company's matching contribution expense was $2,204,000, $1,807,000, and $1,704,000, respectively.

  CEA, the Company's majority-owned Australian subsidiary since May 1995, sponsors superannuation funds for its employees (similar to 401(k) plans in the United States). Total matching contributions by the Company for the year ended March 1, 1997 and March 2, 1996 were approximately $1,912,000 and $980,000, respectively.

  Certain of the Delivery pooled companies have qualified defined contribution plans, which allow for voluntary pretax contributions by employees. Expenses related to these plans totaled $316,000, $96,000, and $192,000 during fiscal 1996, 1995, and 1994, respectively.

  Young had a retirement plan which allowed employee contributions in accordance with Section 401(k). Young's matching contribution expenses were $106,000 and $52,000 in fiscal 1995 and 1994, respectively.

  On August 29, 1994, the Company's shareholders approved the adoption of the 1994 Employee Stock Purchase Plan. A maximum of 1,125,000 shares of Common Stock may be purchased by eligible employees under the 1994 Employee Stock Purchase Plan. All full-time employees with six months service at the start of the annual offering period are eligible to participate at contribution levels ranging from 1% to 15% of compensation. Contributions are applied to purchase common stock at a price equal to the lower of the beginning of the year or end of the year market price, less a discount of up to 15%. Contributions to this plan during fiscal 1996 and fiscal 1995 totaled approximately $2,066,000 and $679,000, respectively and purchases under the plan totaled 115,488 and 49,200 shares. There were no contributions to or stock purchases under the 1994 Employee Stock Purchase Plan during fiscal 1994.

  Sofco has an Employee Stock Ownership Plan ("the ESOP") covering substantially all full-time employees. The ESOP invested in the common stock of Sofco which was converted to Corporate Express common stock upon consummation of the acquisition. As of March 1, 1997 and March 2, 1996, the ESOP owned

                            CORPORATE EXPRESS, INC.

1,512,164 shares and 1,303,512 shares, respectively, of Corporate Express common stock or equivalents. Of the shares owned, 329,034 were in escrow as of March 2, 1996. Employer contributions were $436,000 for fiscal 1996, $1,925,000 for fiscal 1995, and $805,000 for fiscal 1994. In December 1990,
Sofco guaranteed a $4,000,000 loan to the ESOP which is collateralized by the stock held in escrow and a security interest in accounts receivable and inventory. The loan had an approximate interest rate of 85% of prime and was repaid in full in August 1996. The loan balance at March 2, 1996 was $1,047,619 and is included in liabilities on the Company's consolidated balance sheets with a corresponding reduction in additional paid-in capital.

11. COMMON STOCK:

  As of March 1, 1997 and March 2, 1996 there were 126,171,467 and 111,954,350 common shares outstanding, respectively (after giving effect to the three-for-two stock split effected in the form of a stock dividend in January 1997). On January 31, 1997, a 50% share dividend of approximately 39,979,000 shares of common stock was distributed to shareholders of record as of January 24, 1997.

  On September 15, 1995, the Company sold 24,486,792 shares in a follow-on public offering of its common stock, and selling shareholders sold 3,113,208 shares at a price of $16.00 per share. Of the $375,200,000 of net proceeds to the Company from the offering, $195,800,000 was used to pay for the prior purchase of the Company shares held by OfficeMax, Inc., the Company's largest shareholder, and $61,000,000 was used to repay existing indebtedness. The remaining proceeds were used to finance the Company's acquisitions and for general corporate purposes.

  On June 21, 1995, a 50% share dividend of approximately 21,075,000 shares of common stock was distributed to shareholders of record as of June 15, 1995.

  On March 30, 1995, a follow-on public offering of 10,155,938 shares of common stock was consummated at a price to the public of $11.12 per share. Of the shares offered, 4,500,000 shares were sold by the Company and 5,655,938 shares were sold by selling security holders, including 397,407 shares issued upon exercise of warrants purchased by the underwriters.

  On September 30, 1994, the Company consummated its initial public offering of 15,750,000 shares of common stock at a price of $7.11 per share. Selling shareholders sold an additional 3,656,250 shares of common stock in the initial public offering. In connection with this offering, the Company effected a one-for-two reverse stock split in August 1994 and converted all of its outstanding preferred stock to common stock on a three-for-two basis in September 1994.

  The Company has authorized 3,000,000 shares of Non-Voting Common Stock, par value $.0002 per share. No shares of the Non-Voting Common Stock are issued or outstanding at March 1, 1997 or March 2, 1996. In addition, the Company has authorized 25,000,000 shares of Preferred Stock, par value $.0001 per share. No shares of Preferred Stock are issued or outstanding at March 1, 1997 or March 2, 1996.

STOCK-BASED COMPENSATION PLANS:

 Options:

  1992 Stock Option Plan. In February 1992, the Company adopted the Corporate Express, Inc. 1992 Stock Option Plan (the "1992 Stock Option Plan"). The 1992 Stock Option Plan was approved by the Company's shareholders in May 1992 and amended in January 1994. Options were granted under the 1992 Stock Option Plan at the fair market value at the time of grant as determined by the Board of Directors or the Compensation

                            CORPORATE EXPRESS, INC.

Committee, based on recent stock transactions. Options granted under the 1992 Stock Option Plan typically vest in equal monthly installments over a five-year period, beginning on the month after the first anniversary of the grant date. The options generally expire on the seventh anniversary of the grant date.

  Executive Plan. In June 1994, the Board of Directors adopted the 1994 Executive Stock Option Plan (the "Executive Plan") which permits the grant of stock options to the Company's executive officers. The Compensation Committee administers the plan and establishes the terms of the options granted, including the number of shares, the exercise price, vesting schedule and termination provisions. The particular terms of each grant are set forth in separate stock option agreements entered into between the Company and the executive officer. The maximum aggregate number of shares of common stock for which options may be granted under this plan originally was 3,375,000 and was increased to 5,625,000 in August 1995, which increase was approved by shareholders in August 1996, and no single executive officer may be granted options covering more than 750,000 shares of common stock in any calendar year. Vesting accelerates upon occurrence of certain conditions, including increases in the Company's stock price and changes in control of the Company. The options expire ten years from the date of grant.

  1994 Stock Option Plan. The 1994 Stock Option and Incentive Plan (the "1994 Stock Option Plan") was adopted by the Board of Directors and approved by shareholders in August 1994. This plan replaced, for future grants, the 1992 Stock Option Plan. The 1994 Stock Option Plan permits the Company to grant incentive stock options and nonqualified stock options. The maximum aggregate number of shares of common stock which may be issued under the 1994 Stock Option Plan was 2,812,500 and was increased to 9,562,500 in March 1996 and approved by the shareholders in August 1996. Options granted under the 1994 Stock Option Plan typically vest in equal monthly installments over a period of five years, beginning in the month after the first anniversary of the grant date. The options generally expire on the seventh anniversary of the grant date. Options and awards that expire, terminate or are cancelled or forfeited will again be available for grant or award under the plan.

  Delivery Plan. Delivery had a stock option plan which was approved by its shareholders in January 1994. On March 1, 1996, effective with the merger with Corporate Express, all Delivery options became vested and were exercisable into shares of common stock, as adjusted to reflect the exchange ratio as defined in the merger agreement.

  UT Plan. UT had stock option plans which, effective with the merger with Corporate Express on November 8, 1996, became vested and were exercisable into shares of common stock, as adjusted to reflect the exchange ratio as defined in the merger agreement.

  Directors Plan. The 1996 Stock Option Plan for Outside Directors (the "Directors Plan") was adopted by the Board of Directors and approved by shareholders in August 1996. The maximum aggregate number of shares of common stock for which options may be granted under this plan is 375,000. Initial options granted under the Directors Plan vest at 40% on the first anniversary of the date of grant, 40% on the second anniversary and the remaining 20% on the third anniversary. All other stock options shall become exercisable at 50% on the first anniversary of the date of grant and the remaining 50% on the second anniversary of the date of grant. Each eligible director who first becomes a member of the Board shall automatically be granted stock options to purchase 37,500 shares on the date of his or her selection or election to the Board. Each eligible director shall also automatically be granted stock options to purchase 15,000 shares on each anniversary of the date of such initial grant (beginning on the second such anniversary).

  Supplemental Plan. The 1996 Supplemental Stock Option Plan (the "Supplemental Plan") was adopted by the Board of Directors in December 1996. The maximum aggregate number of shares of common stock for which options may be granted under this plan is 6,000,000. Option grants under the Supplemental Plan and the terms of the grants are identical to the 1994 Stock Option Plan.

                            CORPORATE EXPRESS, INC.

  The summary of the status of the Company's seven fixed stock option plans as of March 1, 1997, March 2, 1996 and February 25, 1995, and changes during the years ending on those dates is presented below:

                            MARCH 1, 1997      MARCH 2, 1996    FEBRUARY 25, 1995
                          ------------------ ------------------ -----------------
                                   WEIGHTED-          WEIGHTED-         WEIGHTED-
                                    AVERAGE            AVERAGE           AVERAGE
                          SHARES   EXERCISE  SHARES   EXERCISE  SHARES  EXERCISE
                          (000'S)    PRICE   (000'S)    PRICE   (000'S)   PRICE
                          -------  --------- -------  --------- ------- ---------
Outstanding at beginning
 of year................  15,216    $10.90    6,465     $4.57    2,914    $2.88
Granted.................   4,405     21.15    9,872     14.21    4,076     5.74
Exercised...............  (1,686)     5.98     (819)     2.03     (240)    3.83
Forfeited...............  (1,102)    18.46     (302)     7.67     (285)    4.62
                          ------             ------              -----
Outstanding at end of
 year...................  16,833     13.59   15,216     10.90    6,465     4.57
                          ======             ======              =====
Options exercisable at
 year end...............   5,407              3,324                716
Weighted-average fair
 value of options
 granted during the
 year...................  $ 7.61             $ 6.26

  The following table summarizes information about fixed stock options outstanding as of March 1, 1997:

                                      OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                         --------------------------------------------- ----------------------------
                           NUMBER    WEIGHTED-AVERAGE                    NUMBER
                         OUTSTANDING    REMAINING                      EXERCISABLE
        RANGE OF          AT 3/1/97  CONTRACTUAL LIFE WEIGHTED-AVERAGE  AT 3/1/97  WEIGHTED-AVERAGE
    EXERCISE PRICES        (000'S)       IN YEARS      EXERCISE PRICE    (000'S)    EXERCISE PRICE
    ---------------      ----------- ---------------- ---------------- ----------- ----------------
$ .10 to 3.55...........    1,200          3.4             $ 2.99           731         $ 2.92
4.50 to 6.53............    4,114          7.2               5.05         3,622           5.07
7.11 to 11.11...........      756          6.1               8.68           357           8.72
12.45 to 14.67..........    3,323          7.5              13.37           355          12.95
15.38 to 19.83..........    5,209          6.3              19.43           191          16.63
21.75 to 38.70..........    2,231          6.5              23.37           151          29.83
                           ------                                         -----
                           16,833          6.6              13.59         5,407           6.63
                           ======                                         =====

  The Company applies APB Opinion 25 and related interpretations in accounting for the above plans. Accordingly, no compensation cost has been recognized for its fixed stock-based plans. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for fiscal 1996 and 1995: risk-free interest rates ranging from 5.38% to 6.58%; expected life of four years; volatility of 35%; dividend yield of 0%. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:

                                                               YEAR ENDED
                                                            -----------------
                                                            MARCH 1, MARCH 2,
                                                              1997     1996
                                                            -------- --------
   Net income (loss)........................... As reported $40,281   $5,140(1)
                                                Pro forma    32,062   $2,808
   Net income (loss) per common share.......... As reported $  0.31   $ 0.05(1)
                                                Pro forma      0.25     0.03

- --------
(1) Net income and net income per common share as reported represent pro forma net income and pro forma net income per common share as adjusted for the effects of pro forma S Corporation taxes as more fully described in Note 13.

                            CORPORATE EXPRESS, INC.

 Warrants:

  As of February 25, 1995, warrants to purchase 1,489,500 shares of the Company's common stock, had been issued with exercise prices of $.02 per share for 6,750 shares, $4.89 per share for 562,500 shares and $1.78 for the remaining 920,250 shares. As of March 1 1997, warrants to purchase 675,000 of common stock were outstanding, with exercise prices of $4.89 per share for 562,500 shares and $1.78 per share for the remaining 112,500 shares. The warrants expire on various dates through January 31, 1999.

  Outstanding warrants to purchase Delivery common stock are vested and exercisable into shares of Corporate Express common stock, effective with the merger with Corporate Express on March 1, 1996, at an exchange ratio as defined in the merger agreement. As of March 1 1997, warrants to purchase 49,950 and 54,000 shares of Corporate Express common stock were outstanding at prices of $5.55 and $9.44 per share, respectively.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS:

  Pursuant to SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," the Company has estimated the fair value of its financial instruments using the following methods and assumptions:

  . The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value;

  . The fair value of the Convertible Notes is based on quoted market prices and was approximately $295,750,000 at March 1, 1997;

  . The fair value of the Series B Notes is based on quoted market prices and was approximately $92,025,000 at March 1, 1997;

  . The carrying amounts of the Company's debt, other than the Convertible
    Notes and the Series B Notes, approximates fair value, estimated by discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

13. PRO FORMA NET INCOME:

  The pro forma net income and pro forma net income per share reflects the tax adjustment for a fiscal 1996 acquisition accounted for as a pooling of interests that was previously an S corporation for income tax purposes, as if the acquired company had filed a C corporation tax returns for all periods presented. The effect is as follows:

                                                       FISCAL  FISCAL FISCAL
                                                        1996    1995   1994
                                                       ------- ------ -------
                                                           (IN THOUSANDS)
   Net income before pro forma adjustments, per
    consolidated statements of operations............. $41,996 $5,551 $16,496
   Pro forma provision for income taxes...............   1,715    411     727
                                                       ------- ------ -------
   Pro forma net income............................... $40,281 $5,140 $15,769
                                                       ======= ====== =======

14. INDUSTRY AND GEOGRAPHIC AREA SEGMENT INFORMATION

  The Company's major operations consist of providing the distribution of products and services. The product distribution segment has operations in the United States, Australia, New Zealand, Canada, the United Kingdom, Germany, France and Italy. Currently, the largest operations in the international segment are in Australia. Services include same day delivery, distribution and logistics management and call center.

                            CORPORATE EXPRESS, INC.

  Net sales, merger and other nonrecurring charges, operating profit, identifiable assets, capital expenditures and depreciation and amortization pertaining to the industries and geographic areas in which the Company operates are presented below.

INDUSTRY SEGMENTS:

                                               CORPORATE
                                                EXPRESS      PRODUCT
                                              CONSOLIDATED DISTRIBUTION SERVICES
                                              ------------ ------------ --------
                                                        (IN THOUSANDS)
Fiscal year ended March 1, 1997:
  Net sales..................................  $3,196,056   $2,436,296  $759,760
  Merger and other nonrecurring charges......      19,840        8,406    11,434
  Operating profit...........................     100,490       80,396    20,094
  Identifiable assets........................   1,843,977    1,685,716   158,261
  Capital expenditures.......................     119,639      104,432    15,207
  Depreciation and amortization..............      48,736       33,446    15,290
Fiscal year ended March 2, 1996:
  Net sales..................................  $1,890,639   $1,548,175  $342,464
  Merger and other nonrecurring charges......      42,790       29,203    13,587
  Operating profit...........................      38,160       29,191     8,969
  Identifiable assets........................   1,023,365      900,722   122,643
  Capital expenditures.......................      53,124       41,469    11,655
  Depreciation and amortization..............      28,498       19,977     8,521
Fiscal year ended February 25, 1995:
  Net sales..................................  $1,145,151   $  924,886  $220,265
  Operating profit...........................      40,953       29,811    11,142
  Identifiable assets........................     645,309      568,562    76,747
  Capital expenditures.......................      18,670       11,525     7,145
  Depreciation and amortization..............      17,078       12,694     4,384

                            CORPORATE EXPRESS, INC.

GEOGRAPHICAL SEGMENTS:

                                            CORPORATE
                                             EXPRESS     DOMESTIC  INTERNATIONAL
                                           CONSOLIDATED OPERATIONS  OPERATIONS
                                           ------------ ---------- -------------
                                                      (IN THOUSANDS)
Fiscal year ended March 1, 1997:
  Net sales...............................  $3,196,056  $2,630,930   $565,126
  Merger and other nonrecurring charges...      19,840      18,511      1,329
  Operating profit........................     100,490      95,788      4,702
  Identifiable assets.....................   1,843,977   1,519,152    324,825
  Capital expenditures....................     119,639     108,655     10,984
  Depreciation and amortization...........      48,736      41,598      7,138
Fiscal year ended March 2, 1996:
  Net sales...............................  $1,890,639  $1,652,438   $238,201
  Merger and other nonrecurring charges...      42,790      42,790        --
  Operating profit........................      38,160      28,943      9,217
  Identifiable assets.....................   1,023,365     868,227    155,138
  Capital expenditures....................      53,124      50,963      2,161
  Depreciation and amortization...........      28,498      26,010      2,488
Fiscal year ended February 25, 1995:
  Net sales...............................  $1,145,151  $1,143,457   $  1,694
  Operating profit........................      40,953      40,939         14
  Identifiable assets.....................     645,309     641,898      3,411
  Capital expenditures....................      18,670      18,665          5
  Depreciation and amortization...........      17,078      17,066         12

                            CORPORATE EXPRESS, INC.

15. QUARTERLY FINANCIAL DATA (UNAUDITED):(A)

                                    FIRST    SECOND     THIRD       FOURTH
                                   QUARTER   QUARTER   QUARTER      QUARTER
                                  --------- --------- ---------    ---------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal year ended March 1, 1997:
  Net sales.....................  $ 650,861 $ 755,009 $ 889,563    $ 900,623
  Gross profit..................    164,329   182,814   217,197      213,970
  Net income....................     12,082    13,417     9,290(b)     7,208(b)
  Pro forma net income..........     11,752    13,090     8,918        6,521
  Pro forma net income per
   common share.................        .09       .10       .07          .05
Fiscal year ended March 2, 1996:
  Net sales.....................  $ 394,115 $ 452,540 $ 493,725    $ 550,259
  Gross profit..................     99,211   111,075   125,670      131,365
  Income(loss) from continuing
   operations...................      7,154     7,637    11,898      (19,913)
  Net income (loss).............      6,069     7,637    11,898      (20,053)(c)
  Pro forma income (loss) from
   continuing operations........      7,236     7,501    11,691      (20,064)
  Pro forma net income (loss)...      6,152     7,501    11,691      (20,204)
  Pro forma income (loss) from
   continuing operations per
   common share.................        .07       .07       .10         (.18)
  Pro forma net income (loss)
   per common share.............        .06       .07       .10         (.18)

- --------
(a) Quarterly amounts have been restated to include the accounts and operations of HMI, Sofco, Nimsa and UT for fiscal 1996, and HMI, Sofco, Nimsa, Delivery and Young for fiscal 1995.
(b) In the third and fourth quarters of fiscal 1996, the Company recognized pretax charges of $12.4 million and $7.5 million, respectively, related to merger and other nonrecurring items.
(c) In the fourth quarter of fiscal 1995, the Company recognized pretax charges of $42.8 million related to merger and other nonrecurring items.